F O R M 4		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549										OMB Approval
OMB Number 3235-0287
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)
Name and Address of Reporting Person* Teran Alan A.				Issuer Name and Ticker or Trading Symbol Good Times Restaurants Inc. (GTIM)							6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
											x	Director	10% Owner
(Last) (First) (Middle)				I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)				Statement for Month/Day/Year September 10, 2002				Officer (give title below)	Other (specify below)
601 Corporate Circle

(Street								If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line)
Golden Colorado 80401
											x	Form filed by One Reporting Person
Form filed by More than One Reporting Person

(City) (State) (Zip)				Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)		2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)		3. Transaction Code (Instr. 8)			4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
						Code	V	Amount	(A) or (D)	Price
Common Stock		9/10/02				M		2000	A	$2.50	12,900	D
											2,000	I	In the name of Termar Co.
Common Stock		9/10/02				P		2000	D	$2.76	10,900	D
									I		2,000	I	In the name of Termar Co.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non Statutory Stock Option (right to buy)	$2.50	9/10/02		x		2000		10/01/97	10/01/2002	Common Stock	2000	14,000	D

Explanation of Responses:
Exercise and sell reflected on page 1 of this Form 4. Form 144 filed by Broker.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

									**Signature of Reporting Person				Date

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002